SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ CLIVE BURNS
Clive Burns
Head of Group Secretariat

PRUDENTIAL PLC ANNOUNCEMENT

Notification of Major Interests in Shares

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Prudential plc

2.	Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

3.	Full name of person(s) subject to the notification obligation:

BlackRock Inc.

4.	Full name of shareholder(s) (if different from 3.):

N/A

5.	Date of the transaction and date on which the threshold is crossed or reached:

20 August 2010

6.	Date on which issuer notified:

23 August 2010

7.	Threshold(s) that is/are crossed or reached:

Holding has gone below 5%

8.	Notified details:

8A:	Voting rights attached to shares

Class/type of shares: GB0007099541

Situation previous to the Triggering transaction:

No of Shares	No of Voting Rights

160,592,329	160,592,329

Resulting situation after the triggering transaction:

No of shares	No of voting rights		% of voting rights
Direct	Direct	Indirect	Direct	Indirect

n/a	n/a	126,772,186	N/A	4.993%

8B:	Financial Instruments

Resulting situation after the triggering transaction:

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the Instrument is exercised/ converted	% of voting rights

n/a	n/a	n/a	n/a	n/a

8C:	Financial Instruments with similar economic effect to Qualifying Financial Instruments

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

CFD	N/A	N/A	N/A	140,353	0.006%	0.006%

Total (A+B+C):

Number of voting rights	% of voting rights
126,912,539	4.998%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BlackRock Investment Management (UK) Limited – 126,912,539 (4.998%)

Proxy Voting:

10.	Name of the proxy holder:

N/A

11.	Number of voting rights proxy holder will cease to hold:

N/A

12.	Date on which proxy holder will cease to hold voting rights:

N/A

13.	Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

Contact name for Enquiries

Anneka Kingan, Group Secretariat

020 7548 3807

Company official responsible for making notification

Clive Burns, Head of Group Secretariat

020 7548 3805